07027223

Emeco Holdings Limited

19 September 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 24 2007 WASH. D.C. 185 SECTION

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 19 September 2007 – Open Briefing by Managing Director on FY2007 results*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

Regards

Nicole Burns
PA to Company Secretary

Encl (1)

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

Emeco Holdings Limited

corporatefile.com.au

Emeco Holdings Limited
Ground Floor
10 Ord Street
West Perth, WA 6005

Date of lodgement: 19-Sep-2007

Title: Open Briefing®. Emeco Holdings. MD on FY2007 and Growth Drivers

Record of interview:

corporatefile.com.au
Emeco Holdings Limited (ASX code: EHL) has recently reported results for the financial year ended June 2007. You reported revenue up 44.8 percent to A$554.4 million, A$29.9 million ahead of prospectus forecasts, EBITA up 43.7 percent to A$128.5 million, A$6.7 million ahead of prospectus forecasts, and NPAT up 215.2 percent to A$74.7 million, A$4.4 million ahead of prospectus forecasts. How have you driven these growth rates and how do they compare with the rates you achieved previously as a privately held company?

MD Laurie Freedman
Growth rates achieved in FY2007 exceeded average growth rates achieved while Emeco was privately owned and were delivered by servicing the strong underlying demand in existing markets, and also through the continuing roll-out of our model across new territories.

Through the year gross capex totalled A$243 million, with A$183 million directed at growth. This has laid a very firm footing for the next few years. Our revenue growth of 44.8 percent was an acceleration from the 26.3 percent compound rate we achieved between FY2003 and FY2006. Our EBITA growth of 43.7 percent

was also a significant step up compared with the prior compound rate of 37.6 percent between FY2003 and FY2006.

While strong continuing growth was recorded in all markets, Australia outperformed expectations with revenues up 44 percent, more than offsetting a slightly weaker than expected performance by the international business due to currency, weather related issues in Canada, and some business challenges in Indonesia. Notwithstanding this, our international businesses grew revenues by 48 percent. This was primarily the result of the build up of our Canadian operations, our progress in the US, and the acquisition of Euro Machinery.

While much of our growth was organic, we completed four acquisitions. These were Bevans in New South Wales and a rental fleet in North America in Kentucky, both of which were completed in July 2006; Euro Machinery in the Netherlands which was completed in January 2007 and at the end of the financial year in June we acquired the assets of JK Mining in Queensland.

corporatefile.com.au
Your rental fleet grew by 24.5 percent to 1,013 machines over the financial year. How have your pricing trends developed over the same period?

MD Laurie Freedman
The pricing environment has remained extremely supportive. Our pricing policy is based on the premise that allocating our assets and capital to a customer is a discretionary decision. We set hurdle rates for our business units to achieve in order to justify them using group capital, and we continue to be able to meet or exceed these return requirements. This is reflected in our ability to maintain Group ROFE at near historical levels in the face of significant initial investment in Emeco's young international operations and strategic investments in certain inventory items including tyres.

corporatefile.com.au
You reported depreciation in FY2007 of A$78.8 million which was A$6.7 million lower than the level forecast in your prospectus. What caused this?

MD Laurie Freedman
Our depreciation policy is based on the consumption of capital over the useful life of an asset and we therefore invoke a depreciation charge as the asset is used. As we reported through the year, there were some significant supply side constraints; namely quarantine and shipping related delays in getting our assets into operating environments. This meant that in some cases there were delays between us paying for assets and getting them working. However, these delays didn't use any of the asset's useful life, and thus there was no depreciation charge during these periods.

Other variables, such as capital cost savings from procuring machines globally, utilisation rates, fleet mix and hours and minimum hour contracts all had an impact on our depreciation charge in FY2007 compared with prospectus. In addition, a

greater than expected contribution from the sales business also resulted in a lower depreciation charge in FY2007 compared with prospectus forecasts.

corporatefile.com.au
Your other income benefited by A$11.7 million from the sale of non-current assets. Is this a recurring item? If so, what expectations do you have for it in the medium-term?

MD Laurie Freeman
This is a recurring item, and very much a normal part of our business. It primarily comprises the gain or loss on the sale of rental machinery that has come to the end of its useful life with us. In FY2007 the total gain on these disposals was A$9.6 million, with A$3.1 million in the first half and A$6.5 million in the second half. We forecast in our prospectus that we would generate proceeds from disposing of A$20 million worth of assets from the rental fleet in FY2007. As it turned out we disposed of A$33 million of non-current assets as we took advantage of a number of significant opportunities offshore, one of the larger sales being to South Africa.

For FY2008 we expect to dispose of A$30 million from similar transactions, and as before, we expect to report a profit from this action. We on-sell our rental machines to keep our fleet young, and this process will be an ongoing feature as we bring in new pieces of equipment. Typically we keep our rental machines for five to seven years. If, for example, we have a fleet of 1,000 machines, we have to replace roughly 130 to 140 machines annually to keep our fleet's average age static.

corporatefile.com.au
In FY2006 50 percent of your revenues were derived from "Large Customers". In FY2007 this proportion rose to over 60 percent. Do you consider this increased penetration of large miners and contractors sustainable in an economy where they are generally cash rich?

MD Laurie Freedman
Over recent years there has been substantial consolidation in the mining industry. We found that blue-chip clients provide a number of benefits for us in terms of security and tenure. We therefore took the strategic decision to target this end of the market, and this has driven the increase.

In response to the second part of the question it is important to point out the features of our business model that make it attractive to customers who are large and small, cash-rich and poor. There are five key factors that define the value proposition that we offer.

Firstly, we offer rental plant that is available at short notice. In the ongoing mining and construction boom generally speaking there is very tight supply of new equipment from the likes of Caterpillar and Komatsu, and delivery times can be quite long. We currently have around 500 pieces of inventory spread around the

world which is available to meet customers' urgent requirements. If a client wishes to buy or rent, we have the machines available and ready to deploy at short notice.

Secondly, we offer customers flexibility on how to equip their projects. By their very nature, mining and construction projects are often campaign-like in nature and often have relatively short deployment duration, well inside the useful life of the sort of equipment we handle. The rental aspect of our model plays to these needs. We'll rent for short–term periods of three to six months, or longer if required, so that customers can avoid the need to procure very expensive plant for short term needs.

Thirdly, we offer efficient capital management solutions to our customers. Through either rental or sales we provide customers with the option to tie up less capital than they would with a new OEM purchase. Even in this cash-rich economy we're noticing that customers are very careful with their capital and are continually looking for alternative ways of conserving their cash.

Fourthly, our rental model takes away residual-value risk for fleet owners. We have the ability to manage this risk as we have numerous opportunities where we can re-deploy gear across our network and globally based distribution channels to dispose of equipment as required. This is one of our key competencies.

Finally, we have world class asset management skills. We are very skilled at managing large assets efficiently to ensure high utilisation rates and maximum plant availability which in a number of instances leads to an overall lower cost per tonne of earth moved compared with the alternatives available to our target client base.

We believe the attraction of any one of these elements or a combination of a number of them provides our customers with the flexibility to maximise their options.

corporatefile.com.au
In March 2006 your average initial rental contract length stood at seven months. In June 2007 it stood at 14 months. What has driven this doubling?

MD Laurie Freedman
The doubling of contract tenure largely reflects increasing acceptance of the rental model and if anything actually understates the 'stickiness' of existing contracts. At present we typically have 14 months of legal rental tenure underpinning our contracts, but the average dwell time, that is the period that contracts end up running for, stands at over twice that. Due to high mobilisation and de-mobilisation costs, it's very unusual for a contract not to be extended if the underlying project has not been completed. This gives us good visibility on our future earnings as each new rental contract carries, on average, around 2.5 years of anticipated revenue.

corporatefile.com.au
Beyond expanding your rental fleet dramatically, what measures did you take in FY2007 to add international scale to your business model? What are your key overseas growth strategies?

MD Laurie Freedman
Our vision for some time now has been to internationalise the Emeco model. Some years ago, we started that process by developing a rental business in Indonesia. We then followed up this expansion by establishing a procurement and sales business in the USA. We've now extended that with rental operations in the USA and Canada and a procurement and sales business in Europe as well. We do not yet have the full suite of Emeco product offerings in each of these regions, but in due course we intend to, where it can be demonstrated we can create shareholder value.

The North America rental fleet purchase in FY2007 was an important step to reaching this goal in the US, and we intend to invest further in our US parts business. In Canada, we first established a presence in Edmonton, and we're in the process of establishing another facility in the heart of the oil sands region around Fort McKay. Also, we are expanding our presence in Grand Prairie in Alberta. Next we're looking to push into British Columbia where there's a significant metalliferous mining industry. We're also looking to expand to the east into Saskatchewan. Given these strategies, we believe our North American growth path is well defined.

In Europe, the acquisition of Euro Machinery in the Netherlands gave us a procurement and trading platform across the region, extending from Russia, across Northern Europe, into the Middle East and down into Africa. We have appointed a senior Australian MD to head the operation and evaluate potential step-outs into the rental and parts businesses.

We have a business model that works very well within Australia. We are convinced it has powerful international potential. One of our biggest challenges in developing our model overseas is in building up our brand equity and in making the market familiar with our capabilities. We're confident that we have the building blocks in place to do this.

corporatefile.com.au
You've indicated an intention to explore markets beyond those that you already have an on the ground presence in. How do you intend to manage this along side managing the markets in which you already operate?

MD Laurie Freedman
It's important that our organisation has a tangible vision in order that all our stakeholders have a clear understanding of where the Company is heading. Our interim vision is to grow the size of our business to A$1 billion of revenue, and we think we can achieve this goal in three to four years from now. In order to do this we need the operational management of our existing regional businesses to stay

focused on their respective duties of protecting and growing their businesses and ensuring they deliver the required uplift in revenue and profits. We also need to grow our critical mass in each of the international businesses. Responsibility for the examination of new geographic expansion and new product introductions will sit with the corporate group, where we'll perform desktop reviews to plan what is possible to deliver our vision and beyond. However, at present Emeco's focus remains firmly on replicating the success of its Australian business in North America and Europe.

corporatefile.com.au
You've suggested that you are seeking to diversify your rental services into areas such as power supply and perhaps large pumping applications. Isn't there a significant risk that this will lead you away from your field of expertise?

MD Laurie Freedman
We do not see the risk of extending our offer in this way as significant. It's a natural progression similar to those we've already successfully pursued. For example, we've seen rental customers ask us to supply them with comprehensive maintenance services for the earthmoving machines they're using. As time has passed, we've developed a full set of maintenance skills to fulfil our customers' demands, and we're now looking at similar, lower capital-cost service offerings.

Our customers, especially those in remote locations, are looking to get the maximum use from all on-site labour because of its high cost. We're finding that the application of our maintenance teams' broad-based skills is becoming more attractive to mining and construction management, and we're looking for ways to deliver this. To this end, we have been asked to consider providing services such as power generation and water management. It's important to realise that the key to being able to provide these services is the ability to maintain diesel engines. This is a core skill of ours, and whether you attach a drive train, a generator or a pump is somewhat irrelevant. We anticipate we will initiate small low risk trials to assess the additional value for us and our customers from these additional product offerings.

corporatefile.com.au
You've targeted a near doubling of revenues to over A$1 billion in the next four years. What market expectations do you have for FY2008 and the years beyond?

MD Laurie Freedman
Each of our primary markets of coal, gold, iron ore, zinc, copper and oil sands is forecasting continuing production growth of 4 to 10 percent over the medium term. This gives us the opportunity to continue the growth momentum we've enjoyed over previous years. We see no major emerging threats to our business model and in fact we expect to further our market penetration as we build brand equity in Australia and internationally. Our organic growth will be supplemented by acquisitions and so we are comfortable that we will achieve our A$1 billion revenue target in due course.

corporatefile.com.au
Your total capex of A$243 million in FY2007, was higher that your prospectus forecasts. Does this mean you will be capex constrained in FY2008? What will your spending priorities for the year be?

MD Laurie Freedman
No, we will not be capex constrained this year. We're expecting to spend circa A$100 million in maintenance capex in FY08. At the moment we're considering growth opportunities that might account for up to A$100 million, and we expect further opportunities to present themselves through the year. We have indicated to the market that in addition to the maintenance capex, we can fund up to A$250 million in supporting growth expansion from our current senior debt facilities and free cash flow. Our spending priorities will be to invest in establishing a European rental and parts business, continuing to build upon our embryonic rental business in the USA while exploring a base for a parts business, and to expand our representation in Canada. As we have done in the past, we'll continue to look for appropriate M&A opportunities to further accelerate our growth.

We are currently in the process of discussing an extension of our core, senior debt facilities with our banking syndicate in order to provide us with further funding flexibility when the need arises for additional funding to maintain our growth aspirations.

corporatefile.com.au
Thank you Laurie.

For more information about Emeco, please visit www.emecoequipment.com or contact Michael Kirkpatrick, General Counsel and Company Secretary, Emeco Group, telephone + 61 8 9420 0222.

For previous Open Briefings or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	19-Sep-2007
Time	10:41:47
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing - Managing Director on FY 2007 Results

END

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